                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   FORM 10 SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS


                                        SERACARE, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


           Delaware                                             95-4343492
-------------------------------                             -------------------
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                              Identification No.)

1925 Century Park East, Suite 1970
Los Angeles, California                                        90067
----------------------------------                          ----------
(Address of principal executive offices)                    (Zip Code)

Issuer's telephone number:  (310) 772-7777
                            --------------

Securities to be registered under Section 12(b) of the Exchange Act: None



Securities to be registered under Section 12(g) of the Exchange Act:

Common Stock, $.001 Par Value
-----------------------------
      (Title of Class)

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

SeraCare, Inc. (""SeraCare" or the "Company") was incorporated under the laws of the State of Delaware in 1986 and changed its name from American Blood Institute, Inc. to SeraCare, Inc. effective February 6, 1996. The Company maintains its principal business and executive offices at 1925 Century Park East, Suite 1970, Los Angeles, California 90967, telephone (310) 772-7777.

The business of the Company is conducted through its four wholly-owned subsidiaries: AVRE, Inc., a Nevada corporation, Binary Associates, Inc., a Colorado corporation, BHM, Inc., an Arkansas corporation, and SeraCare Acquisitions, Inc., a Nevada corporation. SeraCare was initially engaged in the business of whole blood collection and distribution on a "for profit" basis. After significant and accelerating losses, the SeraCare Board of Directors brought in a new management team in 1993 to do an in-depth analysis of the business and to formulate and implement corrective measures. After completing the analysis, the Board determined to discontinue the whole blood operations and to change the focus of the business to the more profitable plasma collection business. Accordingly, the Company designed a restructuring plan, obtained financing and on October 4, 1993 acquired AVRE, Inc. and Binary Associates, Inc. (which together owned and operated six plasma collection centers) to form the basic platform for the future focus of the Company. Before implementing the restructuring plan for the Company, management met with both secured and unsecured creditors and obtained their support and cooperation. However, one secured lender subsequently called a default and attempted to foreclose on the six plasma collection centers. The Company filed for protection under Chapter 11 of the Bankruptcy Code on January 7, 1994 in order to prevent the foreclosure.

The Company emerged from Chapter 11 effective February 6, 1996 as a plasma collection company with six plasma collection centers. On July 2, 1996, the Company acquired the operating assets and licenses of Silver State Plasma Center in Las Vegas, Nevada from Nations Biologics in an asset purchase. On July 8, 1996 the Company acquired BHM Labs, Inc., which owns and operates a plasma collection center in Ft. Smith, Arkansas. Effective September 1, 1996, the Company completed the acquisition two initial stage plasma collection centers in Clearfield, Utah and Raleigh, North Carolina. The Company has also signed leases in preparation for starting new plasma centers in three other locations.

The plasma centers are operating under the tradename "SeraCare," which is registered with the United States Patent and Trademark Office.

COMPETITION

The Company competes for donors with pharmaceutical companies which collect plasma for their own use, several other commercial plasma collection companies, and non-profit organizations, such as the American Red Cross and community blood banks, which solicit the donation of whole blood. A number of these competitors have access to greater financial, marketing and other resources than the Company. If the Company is unable to maintain and expand its donor base, its business and future prospects will be adversely affected.

Most of the plasma which the Company sells to its customers is sold under long-term contracts and relationships which once established continue to be renewed. The plasma collected by the Company is generally used in the manufacture of therapeutic products to treat certain diseases. Several companies are attempting to develop and market products to treat these diseases based upon technology which would lessen or eliminate the need for human blood plasma. Such products, if successfully developed and marketed, could adversely affect the demand for plasma. Products utilizing technology developed to date have not yet proven as cost-effective or as marketable to healthcare providers as products based on human blood plasma. However, there can be no assurances that such technology will not ultimately become economically viable and cause a severe adverse impact upon the Company and the plasma industry as a whole.

REGULATORY ISSUES

The plasma collection and derivative industry is one of the most heavily regulated in the U.S. Federal, state and local regulations are designed to protect the health of the donors as well as the integrity of the products. The Food and Drug Administration (the "FDA") administers the federal regulations across the country. Failure to comply with FDA regulations, or state and local regulations, may result in the forced closure of a collection center or monetary fines or both, depending upon the issues involved. A number of blood banks and plasma centers in the U.S. have been closed because of legal actions taken by the FDA. The Company is also subject to regulation by Occupational Safety and Health Administration ("OSHA").

The American Blood Resources Association ("ABRA"), an industry organization, has developed and adopted an industry-wide program to certify those plasma centers meeting or exceeding standards which it determines are in the best interest of the industry, donors and the public. Within the past five years, ABRA has created a higher level of performance criteria and implemented this certification process, which has upgraded the image of the U.S. plasma collection industry. Examples of the requirements which are enforced by the FDA, state authorities and ABRA include facilities upgrade, high operating standards, strict donor screening for drugs and disease, verified addresses for all donors, use of a national registry of deferred donors and controlled viral reactive rates to insure they remain within prescribed limits. The Quality Plasma Program ("QPP") is designed to eliminate the collection of plasma from donors who are homeless, transient or drug addicted. In addition, it requires all certified centers to maintain documented and approved employee-training programs. All testing required by the center must be performed in a QPP-approved laboratory. All eight of the Company's current centers have been QPP-certified. In addition, the Company's startup centers and initial stage centers have been designed and planned to QPP specifications.

The Company's management closely monitors compliance with applicable governmental regulations, ABRA standards imposed through QPP and the Company's own quality assurance standards.

                         THE INDUSTRY AND THE MARKET

THE PRODUCT

Currently, the Company's primary product is "source plasma." Source plasma is plasma collected from humans. Plasma is the liquid part of blood and is collected through a procedure similar to giving blood. The clear plasma is mechanically separated from the cellular elements of the blood (such as red and white blood cells and platelets) through centrifugation or membrane filtration at the time the donation is made. These cellular elements are then returned to the donor as part of the same procedure. The process of collecting plasma is known as PLASMAPHERESIS. Because blood cells are returned, it is possible for individuals to donate plasma more frequently than whole blood. Donations of plasma can be made up to twice per week or 104 times per year pursuant to FDA rules.

                          PLASMA PRODUCTS FLOWCHART

                                  [GRAPHIC]


PLASMA DERIVED PRODUCTS

Source plasma is sold to fractionators who process the plasma into two primary groups of plasma products: INJECTABLE AND NON-INJECTABLE. These products are used throughout the world to prevent illness and treat injuries.

During the fractionation process, the various protein components of plasma are separated and purified so they can be infused into patients at concentrations much higher than in the liquid source plasma from which they are derived. The fractionators process the collected plasma through two sterilization processes which are designed to kill any bacterial or viral occurrences. Because of the commingling of plasma from various suppliers and the two sterilization procedures included in the process, the fractionators bear substantially all legal risks for the quality of plasma received by end users. SeraCare has almost no legal risk because no plasma sold by SeraCare is sold to end users as plasma.

INJECTABLE PLASMA PRODUCTS

SOURCE PLASMA is the base raw material used to manufacture many injectable therapeutic products, the most important of which are:

  NORMAL SERUM ALBUMIN AND PLASMA PROTEIN FRACTION, which are primarily used to keep vessel walls from collapsing following major injury, as blood volume expanders and as a protein replacement. They are used:

          -  to treat shock due to trauma or hemorrhage;

          -  to treat fluid loss due to severe burns;

          -  in cardiovascular surgery;

          -  to treat liver and kidney diseases; and

          -  as a carrier for many other injectable solutions.

  IMMUNE GLOBULINS, which are used to strengthen the immune system in order to fight off common diseases such as:

          - Suppressed immune systems in cases of organ transplants, HIV and other immune deficiencies;

          -  Hepatitis B;

          -  Tetanus;

          -  Rabies, whooping cough, measles and polio; and

          -  Other immune related diseases.

  ANTIHEMOPHILIC FACTORS, which are specific proteins found in plasma that are an integral part of the blood clotting mechanism. Persons born with an absence or a deficient amount of the protein suffer from hemophilia, types A, B, or Von Willebrand's Disease.

  RH IMMUNE GLOBULIN, which is a substance administered to prevent incompatibilities between the blood of a fetus and mother. Its use has prevented the deaths of thousands of infants.

NON-INJECTABLE PLASMA PRODUCTS

The secondary use of plasma is to manufacture certain diagnostic products which are for the most part non- injectable. Some of the primary diagnostic products are:

          - BLOOD GROUPING AND TYPING REAGENTS which are used by blood banks to match donor blood with the recipient.

          - LABORATORY CONTROL REAGENTS which are used by laboratories to assure the quality control of their tests.

          - SPECIAL TEST KIT REAGENTS which are derived from the plasma of donors known to have a specific disease and are used in the laboratory as a positive control test.

SPECIALTY PLASMAS

Specialty Plasmas generally contain high concentrations of specific antibodies and are used primarily to manufacture immune globulin therapeutic products which bolster the immunity of patients to fight a particular infection or to treat certain immune system disorders. Following advances in intravenous therapy in the mid-1980s, use of specialty plasmas for therapeutic purposes significantly increased. Among the current uses for specialty plasmas are the production of products to prevent hepatitis, Rh incompatibility in newborns, tetanus and rabies. Specialty plasmas are also widely used for diagnostic and tissue culture purposes. Depending on the rarity of the antibody or medical history of the donor, the pricing for specialty plasmas currently ranges from $80 to $3,500 per liter. The average spot price (free market price) of source plasma is currently approximately $76. Most specialty plasma is derived serendipitously (not the result of stimulation) which poses no abnormal risk to the plasma collector.

The Company currently collects and sells two specialty plasmas, Cytomegalovirus Antibody Plasma (CMV) and Tetanus Antibody Plasma. The Company intends to place increased emphasis on the collection of specialty plasmas by identifying potential specialty plasma donors through screening and testing procedures and by developing more FDA-licensed programs to inoculate potential donors.

                               THE PLASMA INDUSTRY

The blood resource industry can be divided into two industry segments. One is the non-profit or voluntary sector which is commonly thought of as Red Cross and independent non-profit blood centers. This "non-profit" sector is primarily concerned with providing whole blood and components of whole blood for transfusion in medical applications at hospitals. The other is the commercial or "for-profit" segment such as plasma collection centers. This "for-profit" commercial sector consists of plasma collection operations which collect plasma from paid donors and sell the plasma to Fractionators, who produce plasma derivative products or fractions that are used in therapeutics.

The following table shows certain plasma collection data for the years 1977 through 1993.

              NATIONAL PLASMA CENTER COLLECTION DATA   1977 - 1993

       YEAR   NO. LICENSED    TOTAL COLLECTIONS    AVERAGE LITERS PER
                CENTERS      (MILLION OF LITERS)        CENTER
-----------------------------------------------------------------------
       1977       255               4.0                 15,686
       1982       344               5.8                 16,861
       1987       407               6.9                 16,953
       1988       403               6.9                 17,122
       1989       426               7.1                 16,667
       1990       448               7.3                 16,294
       1991       443               7.5                 16,930
       1992       434               8.4                 19,365
       1993(1)    440               8.1                 18,409

          SOURCE: AMERICAN BLOOD RESOURCES ASSOCIATION

------------
(1) Decrease in volumes resulted from elimination of certain donors due to tougher qualifications imposed by ABRA through its QPP certification program.


Plasma is collected at centers owned by both foreign and U.S. fractionators and by independent companies who sell to diagnostic companies and other fractionators.

Plasma collection centers are found in most states throughout the United States as presented in the following illustration:

            DISTRIBUTION OF PLASMA CENTERS BY STATE - 1993

                                [GRAPHIC]

     SOURCE: AMERICAN BLOOD RESOURCES ASSOCIATION

The United States plays a leading role in the world's source plasma, providing approximately 65% of the world's plasma needs. The United States plasma industry has made a concerted effort through ABRA to increase its global market share.

PLASMA MARKET

The source plasma industry has experienced a number of fluctuations in the supply and demand cycles. The market factors driving the plasma industry have included:

       -   The expanded use of immune globulins to prevent and treat disease.

       -   The worldwide plasma shortage.

       -   Extensive public concern over the safety of blood products.

       - An increase in domestic and foreign regulatory control over the collection and testing of plasma.

A worldwide shortage of plasma began in 1991, driven partially by the increased need for plasma components to treat larger and older populations, and partially by a diminished pool of donors that resulted from more restrictive testing and screening requirements imposed by regulatory authorities. In 1991, the FDA required mandatory screening for hepatitis C, thereby disqualifying donations from a significant portion of the then existing donor base. Another market factor has been increasing public concern over HIV and other viruses which has lead to increased testing and tighter scrutiny.

The Company has generally sold its plasma under contracts ranging from one to three years which allow for annual pricing renegotiations. Pricing for product deliveries is generally mutually agreed to prior to the beginning of the contract year and fixed for that year. Consequently, the Company may be adversely or beneficially affected if its costs of collecting and selling plasma rise or fall during the year as a result of changes in government regulation, donor fees or other factors.

FRACTIONATORS

Fractionation is the process of separating the raw source plasma into a variety of derivative products (see "The Product" above). Prior to being fractionated, source plasma is blended into batches of 7,500 to 10,000 liter units from many different donor sources.

The  five leading fractionators in the  United States are:

ALPHA THERAPEUTIC            a subsidiary of The Green Cross Corp. of Japan
CORPORATION

CENTEON                      a subsidiary of Rhone-Poulenc-Rorer, a French
PHARMACEUTICALS              government owned pharmaceutical conglomerate

MILES LABORATORIES           a division of Germany's Bayer A.G.

HYLAND THERAPEUTICS          a division of Baxter, Inc., an $8.1 billion revenue
                             U.S. company.

NORTH AMERICAN               a public U.S.  company with $160 million revenue -
BIOLOGICALS, INC.            traded on NASDAQ

                              CURRENT OPERATIONS

CURRENT PLASMA CENTERS

The Company currently owns and operates eight plasma centers at the following locations: Las Vegas, Nevada (2 centers); Phoenix, Arizona; Colorado Springs, Colorado (2 centers); Pueblo, Colorado; Clarksville, Tennessee; and Ft. Smith, Arkansas. Two initial stage centers in Clearfield, Utah and Raleigh, North Carolina will be operational by November 15, 1996. The Company has also negotiated leases in three additional locations for startup centers, one of which will be operational by November 15, 1996. Four startup centers (including the three for which leases have already been negotiated) are expected to be operational by January 1997, bringing the total number of operating centers to fourteen.

The Company collected approximately 105,000 liters of plasma in calendar year 1995, with the initial six centers. This represented an 11%, or approximately 10,000 liter, increase over 1994 and a 33% increase over 1993. The current eight operational centers are collecting plasma at the rate of approximately 165,000 liters annually. Approximately 90% percent of this plasma is currently sold under contracts with Alpha Therapeutic Corporation, a subsidiary of the Green Cross Corporation of Japan. Alpha Therapeutic is one of the major companies in the plasma collection, fractionation and product distribution business in the United States. Approximately 10% of the Company's collected plasma is currently sold as Hyperimmune plasma (CMV) to another domestic customer.

DONORS

FDA standards restrict the frequency in which a donor may give plasma to twice a week or 104 times per year. Most regular donors donate between 40 and 60 times per year.

The QPP certification program attempts to exclude drug or alcohol addicts or homeless persons by requiring proof of permanent address as well as alcohol and drug use testing.

MARKETING/DONOR RECRUITMENT

Effective recruitment, management and retention of donors are essential to the Company's plasma business. The Company seeks to attract and retain its donor base in the following ways:

        - by utilizing competitive financial incentives which the Company offers for the donation of the plasma.

        -   by providing outstanding customer service to its donors.

        - by implementing programs designed to attract donors through education as to the uses of plasma.

        -   by encouraging regular participation in its donor programs.

        -   by providing incentives to encourage donors to return.

Repeat donors are important because of the lower cost associated with obtaining their plasma and less risk that their plasma will not satisfy regulatory and customer requirements. The Company's centers advertise for donors through targeted mailings, flyers and newspapers. Radio and television ads are also used when advantageous.

The Company's donor records are maintained with the assistance of donor database systems at each center which allows the Company's personnel to track the frequency of donor visits. When a donor has not visited a center in over one month, the center sends a reminder card to the donor emphasizing the importance of the donor's continued participation.

DONOR PROCESSING

On their first visit all new donors are given a physical examination by either a licensed physician or physician substitute. The National Donor Deferral Registry and the deferral lists of the Fractionators and other local plasma centers are all checked to determine if the donor has ever had positive viral test results or has ever been previously deferred or rejected as a donor. In addition to the deferral list checks, each time the donor visits, the donor is given the opportunity to defer himself confidentially and is asked a number of screening questions which he must audibly answer. In addition, each time he visits, the donor is tested for: blood pressure; temperature; pulse; weight; hematocrit; total proteins; HIV; hepatitis B and C; and liver enzymes.

QUALITY AND OPERATIONAL CONTROLS

Through its QPP and internal operating procedures and policies, the Company strives to maintain the highest level of quality control. Donor charts are audited on a daily basis, and all equipment is regularly recalibrated. Routine double and triple checks of the donor processing are performed at every level. The quality control procedures are kept at a detailed level. The centers also are routinely inspected on an unannounced basis for quality control by the FDA, the state regulatory authorities, CLIA (Clinical Laboratories Improvement
Act) and the contracted  fractionators.

TRAINING

The Company is focusing on two levels of training: (a) technical training of employees; and (b) center management skills and development.

All employees are required to read and study detailed training materials and are then given a written test covering that material. Results of the written tests must be kept available for FDA inspection. Employees are also required to demonstrate specific skills to an FDA-certified trainer. Each level of an employee's training is tracked and documented and each employee is required to be retested on all material every six months. All employees are "cross trained" in all three of the center's functional areas, allowing for more efficient scheduling. Ongoing or continuing education sessions are periodically held to review new procedures, equipment and FDA requirements. All training documentation is subject to FDA approval.

It is the Company's philosophy to continually develop competent individuals within the Company to move into management positions. Selected individuals are sent to outside management development seminars in addition to the in-house program of development. Consequently, all of the open manager positions during the past three years have been filled with existing in-house personnel.

EMPLOYEES

The Company employed approximately 150 persons as of September 30, 1996. Because many of the employees work on a part-time basis, total headcount represents approximately 98 full time equivalents. The Company believes that the relations between the Company's management and its employees are good, although there can be no assurances that such relations will continue. The inability of the Company to attract or retain qualified personnel could have a material adverse effect on the Company.

ITEM 2. PROPERTIES

The Company currently occupies nine locations with corporate offices at 1925 Century Park East, Suite 1970, in Los Angeles and eight plasma centers in: Las Vegas, Nevada (2 centers); Clarksville, Tennessee; Phoenix, Arizona; Colorado Springs, Colorado (2 centers); Pueblo, Colorado; and Ft. Smith, Arkansas. In September, 1996 the Company acquired leases in Clearfield, Utah and Raleigh, North Carolina in connection with the acquisition of two initial stage collection centers which the Company expects will be operational by November 15, 1996. In addition, the Company has signed leases in Pasco, Washington, Toledo, Ohio, and Macon, Georgia in preparation for starting new centers in those locations. All of the Company's leased property, comprising fourteen locations and approximately 57,000 square feet, is leased from unaffiliated parties under leases expiring through 2002. Most of these leases contain renewal options which permit the Company to renew the leases for periods of from two to five years at the then fair rental value. Two of the Company's centers are leased on a month-to-month basis. The Company believes that in the normal course of its business it will be able to renew or replace its existing leases. The Company believes that the space it occupies is adequate for its existing centers.

The Company's plasma collection centers range in size from approximately 2,950 to 5,500 square feet and generally are located in population centers of 80,000 to 1,000,000 people.

The Company also owns two parcels totaling approximately one acre of land in Fort Worth, Texas which was obtained in the purchase of the original six plasma centers. These parcels are currently listed for sale and are not being considered for plasma collection center development.

ITEM 3.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company is headquartered in Los Angeles, California and operates with a head office staff of five people.

The following table sets forth certain information with respect to the current directors and executive officers of the Company.

  Name                             Age              Position
-------------------------------------------------------------------------------
Barry D. Plost ................     50       Chairman of the Board, President
                                               and CEO
Jerry L. Burdick...............     51       Executive Vice President, Chief
                                               Financial  Officer, Secretary
                                               and a Director
Brad Rabe......................     36       Vice President and Chief Operating
                                               Officer
Brian Olson....................     56       Vice President, Operations
Sam Anderson...................     58       Director
Susan Preston..................     41       Director
Ezzat Jallad...................     35       Director
-----------------------

Barry D. Plost began serving as Chairman, President and Chief Executive Officer of the Company on February 6, 1996. Prior to joining the Company, he was a Management Consultant with David Barrett, Inc. for the period January 1995 until February 6, 1996. Mr. Plost was President and Chief Executive Officer of Country Wide Transport Services, Inc. from February 1991 through June 1994, and President and Chief Operating Officer of Freymiller Trucking, Inc. from November 1979 through August 1991.

Jerry L. Burdick was appointed Executive Vice President, Chief Financial Officer, Secretary and a Director effective December 1, 1995. He previously served as a consultant to the Company from August 1993 to March 1995 and as acting Chief Financial Officer beginning in March 1995 to February 1996. Mr. Burdick previously operated his own consulting practice from March 1988 through August 1993. Mr. Burdick is a Certified Public Accountant in the State of California. At the time the Company filed for protection under Chapter 11 of the Federal Bankruptcy Code, Mr. Burdick was a consultant to the Company. Mr. Burdick has also participated in various other Chapter 11 restructurings, mainly as a consultant.

Brad Rabe was appointed Vice President and Chief Operating Officer effective September 1, 1996. Prior to joining the Company, Mr. Rabe spent sixteen years with the Plasma Collection division of Bayer Corporation, most recently as Operations Director.

Brian Olson has served as Vice President, Operations of the Company since July 1992 and was a Director of the Company from February 1996 until October 1996. Prior to joining the Company, Mr. Olson held the position of Director of Plasma Supply with Alpha Therapeutic Corporation from July 1987 through June 1992. At the time the Company filed for protection under Chapter 11 of the Federal Bankruptcy Code, Mr. Olson was serving as Vice President, Operations.

Sam Anderson was elected a Director effective April 16, 1996. Mr. Anderson is also a consultant to the Company in the areas of industry trends, acquisitions and specialty plasma production. Since March 1991, Mr. Anderson has served as a consultant to various companies in the plasma business in the areas of pharmaceutical products, fractionation and specialty plasma. From March 1990 to March 1991, Mr. Anderson served as President of Trancel, Inc., and prior to that was Chairman and President of Alpha Therapeutic Corporation until he retired in February 1990.

Susan Preston was elected a Director effective April 16, 1996. Ms. Preston has been a practicing attorney for Weiss, Jensen, Ellis & Howard in Seattle, Washington since June 1994 and General Counsel for Source Scientific, Inc. since August 1992. Previously, Ms. Preston was Vice President and General Counsel for MicroProbe Corporation from August 1992 to February 1994 and Regional Counsel for EMCON Northwest, Inc. from June 1991 to August 1992.

M. Ezzat Jallad was elected a Director effective October 28, 1996. Mr. Jallad has been Chairman and President of Softpoint, Inc. since June 1995. Previously, Mr. Jallad was Executive Vice President of SCIM Corporation from April 1988 to May 1995.

The Board of Directors currently consists of five directors: Barry D. Plost, Chairman, President and Chief Executive Officer; Jerry L. Burdick, Executive Vice President, Chief Financial Officer and Secretary; Sam Anderson, outside Director; Susan Preston, outside Director, and Ezzat Jallad, outside Director.

ITEM 4. REMUNERATION OF DIRECTORS AND OFFICERS

The following table sets forth the cash compensation and other consideration to be paid by the Company to its executive officers. Three year employment agreements have been entered into with Barry D. Plost, Jerry L. Burdick and Brian Olson. Sam Anderson, an outside Director, has entered into a three year consulting agreement with the Company at $50,000 per year plus fully vested options to purchase 30,000 shares of the Company's common stock at $1.50 per share which expire in three years. Mr. Anderson also was granted fully vested options to purchase 20,000 shares of the Company's common stock at $1.00 per share, which expire in three years, in conjunction with a $100,000 bridge loan Mr. Anderson made to the Company on July 2, 1996. Susan Preston has been granted fully vested options to purchase 15,000 shares of the Company's common stock at $1.50 per share which expire in three years.

                                      Current   Paid Prior
Name and Principal Position           Salary       Year      Options(8)   Other
---------------------------           -------   ----------   ----------   -------
Barry D. Plost, President,
  Chairman and CEO                    110,000     None       56,147(1)    (6)(5)
                                                            150,000(2)
                                                            100,000(3)
                                                            130,000(4)
Jerry L. Burdick, Ex VP,
  Secretary and CFO                   125,000     None       42,110(1)     (6)(5)

Brad Rabe, Vice President
  and COO                             100,000(7)  None                     (6)(5)

Brian Olson, VP, Operations            90,000     85,000     28,073(1)     (6)(5)

(1) Options vest at the rate of 1/3 per year for three years, commencing with February 6, 1997 and are contingent upon the Company achieving certain projected operating results. The exercise price is the mid point between $.74 and the thirty day trading average of the shares immediately prior to each vesting date.

(2) Options at prices are 50,000 at $1.00, 50,000 at $2.00, and 50,000 $3.00 per
    share, which vest in increments of 50,000 over three years, contingent upon Company achieving certain performance criteria and which are exercisable for five years from each vesting date.

(3) Fully vested options at $1.00 per share which expire at the end of five years.

(4) Mr. Plost was granted fully vested three year options to purchase 130,000 shares of the Company's common stock at $1.00 per share in conjunction with a $400,000 bridge loan Mr. Plost made to the Company on July 2, 1996 and a $50,000 bridge loan he made to the Company on July 17, 1996.

(5) The Company has established a Management Bonus Pool whereby ten percent (10%) of earnings before taxes which are in excess of $920,549 in the year ending February 29, 1997; $2,590,160 in the year ending February 29, 1998, and $6,244,536 in the year ending February 29, 1999 will be allocated to a bonus pool to be paid pro rata to all officers of the Company on the basis of salaries.

(6) To the extent that quarterly earnings before taxes exceed $100,000, the excess will be paid on a pro-rata basis to all officers up to an annual maximum of $10,000 each.

(7) Effective on September 1, 1996, the Company signed a contract with Mr. Rabe through February 5, 1999 at $100,000 per year plus a success bonus of $25,000 (which may be taken in the form of cash or 16,667 shares of the Company's common stock). The success bonus is based upon certain criteria agreed to by the Company and Mr. Rabe. For the period September 1, 1996 through December 31, 1996, Mr. Rabe shall be compensated through the issuance of 22,224 common shares of the Company. Mr. Rabe's compensation for the period January 1, 1997 through February 5, 1999 shall be in cash. Mr. Rabe shall also participate in the Management Bonus Pool on the same basis as other officers of the Company during the term of his agreement.

(8) As of August 31, 1996, the value of the Company's stock which had traded on the OTC Bulletin Board was less than the option exercise price for any such shares reflected herein.

ITEM 5. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN
        SECURITYHOLDERS

                                            COMMON                     SERIES A
INDIVIDUAL / GROUP                          SHARES     %     OPTIONS   WARRANTS
------------------                         -------  -------  --------  --------
(1) Barry D. Plost                         169,284    5%     436,147    35,000

(2) Jerry L. Burdick                           -    -        42,110

(3) Brad Rabe (assumes all criteria met)   338,891   10%

(4) All Officers and Directors             553,952   17%     571,330    70,000

Of the issued and outstanding shares as of September 30, 1996, no one person or interest owns or controls more than 10%. If it is assumed that Mr. Brad Rabe will be issued the maximum number of shares pursuant to the acquisition agreement dated September 3, 1996, he will hold 10% of the Company's then outstanding stock if there are no other issuance's.

Assuming the exercise of all warrants, options and the inclusion of shares already held, Mr. Barry Plost would own 15% of the outstanding common stock of the Company. No other person or interest would own or control more than 10%.

ITEM 6. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

BRIDGE LOANS TO THE COMPANY.

In order to close the acquisition of the Silver State Plasma Center in Las Vegas, Nevada on July 2, 1996, the Board of Directors unanimously approved $550,000 in bridge loans. The terms of the bridge loans included interest at twelve percent and 150,000 three year warrants, each warrant to purchase one share of the Company's common stock at $1.00. Of the total amount of the bridge loans, $450,000 was advanced by Mr. Barry Plost, the Company's President and Chief Executive Officer, and the remaining $100,000 was advanced by Mr. Samuel Anderson, a member of the Company's Board of Directors. Of the amounts advanced, $127,500 was converted to equity by Mr. Plost and $100,000 was converted to equity by Mr. Anderson on September 4, 1996 as part of their acquisition of units of Common Stock and Series A warrants to purchase common stock in the private placement dated June 1, 1996. Mr. Anderson also invested an additional $5,000 as part of the private placement.

ACQUISITION OF CLEARFIELD AND RALEIGH PLASMA CENTERS.

On September 3, 1996, the Company acquired from Mr. Brad Rabe all rights and interests in leases, leasehold improvements, fixed assets and/or any other personal property, licenses, certifications or rights attributable to both the Clearfield Center and the Raleigh Center, including the rights to any FDA or QPP licenses and/or certifications which attach or may attach to those locations, including the right to file for such licenses and/or certifications if they have not already been applied for. Mr. Rabe also agreed to complete the process of establishing both startup locations as operational plasma collection centers by opening plasma collection centers in both locations within a reasonable period of time not to exceed 120 days.

BASE CONSIDERATION. As consideration to Mr. Rabe, the Company agreed to deliver 175,000 shares of Common Stock of the Company within fifteen days of the date when both the Raleigh and Clearfield locations have processed their first donors. The 175,000 shares of Common Stock may be increased or decreased depending on certain performance based criteria.

ADDITIONAL CONSIDERATION. In addition to the Base Consideration, the Company and Mr. Rabe agreed on certain operational performance criteria which will serve as the basis for Additional Consideration of a maximum of 125,000 shares of common stock of the Company if all performance criteria for the centers are met. Accordingly, if Clearfield Center and Raleigh Center in total generate a net profit before taxes of $310,000 for the measurement period of twelve months ending on the last day of eighteenth month following the Closing Date, Mr. Rabe shall receive as additional consideration 62,500 shares of Common Stock of the Company. Further, if Clearfield Center and Raleigh Center in total generate a net profit before taxes of $310,000 for the measurement period of twelve months ending on the last day of thirtieth month following the Closing Date, Mr. Rabe shall receive as additional consideration another 62,500 shares of Common Stock of the Company.

ITEM 7. SECURITIES BEING OFFERED

NO SECURITIES ARE BEING OFFERED HEREWITH PURSUANT TO THE FILING OF THIS FORM
10SB.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

(A)  MARKET INFORMATION:

The Company's Common Stock has been approved for quotation on The NASDAQ Stock Market's Bulletin Board and is traded under the symbol "SERC". The Company emerged from bankruptcy on February 6, 1996 and began trading on the Bulletin Board in May 1996. The following table sets forth the range of bid prices for the Common Stock during the periods indicated, and represents inter-dealer prices, without retail mark-up, mark-down or commission to the broker-dealer, and may not represent actual transactions. The information summarized in the following table has been derived from the NASD's Monthly Statistical Report.

The Company's Common Stock was not traded on any market prior to May 1996.

For the period May 1, 1996 through September 30, 1996:          High   Low
                                                               ------  ----
                                                               1 3/4    3/4

(B)  HOLDERS:
                                Approximate Number of
                                 Record Holders (as
Title of Class                  of September 30, 1996)
--------------                  ----------------------
Common Stock, $.001 par value      250 (1)


(1) Included in the number of stockholders of record is one shareholder of 10,000 shares which are being held for the benefit of the Unsecured Creditors pursuant to the Company's Plan of Reorganization. In addition, certain of the Company's other shareholders hold shares under "street name" and are not identified individually. Accordingly, the Company estimates that it has a total of approximately 400 beneficial shareholders.

(C)  DIVIDENDS:

The Company has never paid cash dividends on its Common Stock. According to the terms and conditions of the Amended and Restated Loan Agreement dated February 5, 1996, between CVD Financial Corporation (referred to therein as "Lender") and SeraCare, Inc., Avre Incorporated, and Binary Associates, Inc. (referred to therein as "Borrowers"), Borrowers may not declare or pay dividends on account of any stock of the Borrowers, except that SeraCare, Inc. may issue warrants, options, stock, rights or any other form of equity security as a dividend. The declaration and payment of dividends in the form of equity securities by the Company's board of directors will depend, among other factors, on earnings as well as the operating and financial condition of the Company. At the present time, the Company does not expect to declare or issue any dividends within the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

(A) PENDING LEGAL MATTERS.

PREFERENCE LITIGATION:

In conjunction with the winding down of the Chapter 11 bankruptcy proceedings associated with BK Case No. LA 94-11730-AA which was filed on January 7, 1996, the Company has three preference actions pending against: NOW Medical Services for $64,000.00; Arthur Anderson & Co. for $10,000.00; and Weingberg Spelton & Sax for $18,000.00. In addition, the Company has entered into settlement agreements with various other defendants which are pending approval by the
United States Bankruptcy Court Central District of California.   According to
the terms of the Plan of Reorganization, total recoveries of preference claims net of legal costs are to be split one-half to the Unsecured Creditors on a pro-rata distribution basis and one-half to the Company. Preference proceedings are administered under the direction of and are subject to approval by the Federal Bankruptcy Court. Preference actions relate to cash distributions made within ninety days of the filing of the bankruptcy petition. There can be no assurances that the Company will prevail in the three pending actions.

OTHER LITIGATION ISSUES:

On January 24, 1996, the Company confirmed its Plan of Reorganization and emerged from Chapter 11 Bankruptcy effective on February 6, 1996. The Company is accordingly "Out of

Bankruptcy", has implemented the Plan of Reorganization and has made initial distributions to creditors in accordance with that Plan. However, until the final preference action has been resolved, the Chapter 11 proceeding remains open and will be closed at such time as the final action has been resolved.

The Company has no other pending litigation as of September 30, 1996 which is material or involves environmental laws.

(B) PENDING GOVERNMENTAL AGENCY PROCEEDINGS.

The Company has no pending governmental agency proceeding as of September 30, 1996 which is material or involves environmental laws.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

(1) None


(2) On April 1, 1996, the Company retained the services of BDO Seidman, LLP to perform an independent audit of the Company's financial statements as of
    February 28, 1996 and 1995 and for the years then ended.   The financial
    statements of the Company were not audited in 1994 due to the pending status of the Chapter 11 bankruptcy. The last audit of the Company was performed by Arthur Anderson & Co. for the period ended October 31, 1993.

    The Company did not consult with BDO Seidman, LLP regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, or any matter that was either the subject of a disagreement or a reportable event, at any time prior to the appointment of such firm.

    There were no disagreements with BDO Seidman, LLP during the course of the current audits and there were no disagreements with Arthur Anderson & Co. during the October 31, 1993 audit.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

(a) Securities sold within the past three years without registration of the securities under the Securities Act.

     Title of Securities - Common Stock,  $.001 par value

     (i) Effective February 6, 1996, 2,115,500 shares of the Company's Common Stock were issued in conjunction with the funding of the Company's
         Plan of Reorganization. Of those shares, an aggregate of 1,610,708 shares were issued in exchange for $1.2 million face value of Debtor Notes and an aggregate of 504,792 shares were issued in satisfaction of other creditor claims. Such shares were issued pursuant to Section 1145 of the United States Bankruptcy Code and may be resold pursuant to Section 4(1) of the Securities Act of 1933, as amended ("1933 Act").

    (ii) Effective September 4, 1996, an aggregate of 565,000 shares of the Company's Common Stock were issued in exchange for $847,500 in cash, pursuant to a Private Placement Memorandum dated June 1, 1996, which offered Units consisting of five thousand shares of the Company's Common Stock and two thousand, five hundred Series A Warrants for each minimum investment of $7,500.00. Such Units were offered to "accredited investors" as that term is defined in the 1933 Act and Rules 215 and 501(a) promulgated thereunder.
         These shares are "restricted shares" as that term is defined in Rule 144 under the 1933 Act.

   (iii) Effective October 23, 1996, an aggregate of 285,000 shares of the Company's Common Stock were issued in exchange for $427,500 in cash, pursuant to a Private Placement Memorandum dated June 1, 1996, which offered Units consisting of five thousand shares of the Company's Common Stock and two thousand, five hundred Series A Warrants for each minimum investment of $7,500.00. Such Units were offered to accredited investors as that term is defined in the 1933 Act and Rules 215 and 501(a) promulgated thereunder. These shares are "restricted shares" as that term is defined in Rule 144 under the 1933 Act.

   Title of Securities - Series A Warrant (Represents right to purchase one share of the Company's Common Stock at an exercise price of $2.75, exercisable immediately and terminating on the earlier of (1) six years from issuance or (2) three years from the date of the initial effectiveness of a Registration Statement covering the shares.

     (i) Effective September 4, 1996, an aggregate of 282,500 Series A Warrants were issued pursuant to a Private Placement Memorandum dated June 1, 1996, which offered Units consisting of five thousand shares of the Company's Common Stock and two thousand, five hundred Series A Warrants for each minimum investment of $7,500.00. Such Units were offered to "accredited investors" as that term is defined in the 1933 Act and Rules 215 and 501(a) promulgated thereunder.

    (ii) Effective October 23, 1996, an aggregate of 142,500 Series A Warrants were issued pursuant to a Private Placement Memorandum dated June 1, 1996, which offered Units consisting of five thousand shares of the Company's Common Stock and two thousand, five hundred Series A Warrants for each minimum investment of $7,500.00.. Such Units were offered to "accredited investors" as that term is defined in the 1933 Act and Rules 215 and 501(a) promulgated thereunder.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Messrs. Plost, Burdick, Rabe, and Olson are parties to employment contracts with the Company which, among other terms and conditions, require that the Company indemnify, defend and hold them harmless, to the maximum extent permitted by law, from any and all claims, litigation or suits arising out of the activities taken in performance of the duties hereunder, including all reasonable expenses and professional fees that may relate thereto. In addition, the Company agreed to seek appropriate directors and officers liability insurance for errors and omissions of such type and in such amount as is customary for similarly situated companies, if available at a reasonable cost. The Company does not have directors and officers liability insurance for errors and omissions at this time.

                                       PART F/S

The financial statements are presented as follows:

(a) Audited Annual Financial Statements as of February 28, 1996 and 1995 and for the two years then ended.

(b) Unaudited Interim Financial Statements as of August 31, 1996 and for the six months then ended.

Part F/S (a)

    SERACARE, INC. AND SUBSIDIARIES                                        PAGE
    CONSOLIDATED FINANCIAL STATEMENTS                                    NUMBER
    FEBRUARY 29, 1996 AND FEBRUARY 28, 1995                              ------


    Report of Independent Auditors -BDO Seidman, LLP                       FS-1

    Consolidated Balance Sheets -
     as of February 29, 1996 and February 28, 1995                         FS-2

    Consolidated Statements of Operations -
     February 6, 1996 through February 29, 1996
     March 1, 1995 through February 5, 1996
     Year Ended February 28, 1995                                          FS-3

    Consolidated Statements of Shareholders' Equity (Deficiency) -
     March 1, 1994 through February 29, 1996                               FS-4

    Consolidated Statements of Cash Flows -
     February 6, 1996 through February 29, 1996
     March 1, 1995 through February 5, 1996
     Year Ended February 28, 1995                                          FS-5

    Summary of Accounting Policies                                         FS-6

    Notes to Consolidated Financial Statements -                           FS-7

                                            SERACARE, INC.
                                          AND SUBSIDIARIES






                        --------------------------------------------------------
                        --------------------------------------------------------

                                               CONSOLIDATED FINANCIAL STATEMENTS
                                         FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

                                                 SERACARE, INC. AND SUBSIDIARIES

                                                                        CONTENTS


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



              INDEPENDENT AUDITORS' REPORT                                    3

              CONSOLIDATED FINANCIAL STATEMENTS

                 Balance sheets                                               4

                 Statements of operations                                     5

                 Statements of shareholders' equity (deficit)                 6

                 Statements of cash flows                                   7-8

              SUMMARY OF ACCOUNTING POLICIES                               9-11

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  12-23

IBDO                                 [LETTERHEAD]




INDEPENDENT AUDITORS' REPORT



The Board of Directors
SeraCare, Inc.

We have audited the accompanying consolidated balance sheet of SeraCare, Inc. (Restructured Company) and subsidiaries as of February 29, 1996 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the period February 6, 1996 to February 29, 1996. We have also audited the consolidated balance sheet of American Blood Institute, Inc. (Predecessor Company) (Debtor-In-Possession) and subsidiaries as of February 28, 1995 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the period March 1, 1995 to February 5, 1996 and the year ended February 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SeraCare, Inc. (Restructured Company) and subsidiaries and American Blood Institute, Inc. (Predecessor Company) and subsidiaries at February 29, 1996 and February 28, 1995 and the results of their operations and their cash flows for the periods ended February 29, 1996 and February 5, 1996 and the year ended February 28, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Bankruptcy Court confirmed the Company's Plan of Reorganization on January 24, 1996, and the Company emerged from bankruptcy effective February 6, 1996. On February 6, 1996 the Company accounted for the reorganization and adopted "fresh start accounting." As a result, the Company's February 29, 1996 financial statements are not comparable to the February 28, 1995 financial statements, since they present the financial position and results of operations of the reorganized entity.

                                                            /s/ BDO SEIDMAN, LLP

Los Angeles, California
May 23, 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                   REORGANIZED     PREDECESSOR
                                                     COMPANY         COMPANY
                                                   FEBRUARY 29,    FEBRUARY 28,
                                                      1996            1995
--------------------------------------------------------------------------------
ASSETS (Notes 1 and 5)

CURRENT ASSETS
  Cash and cash equivalents                        $580,476        $104,517
  Accounts receivable, net of allowance for
    doubtful accounts of $100,732 in 1995           199,862         178,891
  Inventories (Note 3)                              279,758         434,598
  Prepaid expenses and other current assets          33,572          51,164
--------------------------------------------------------------------------------

Total current assets                              1,093,668         769,170
--------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT, net (Note 4)                 71,840          61,607

--------------------------------------------------------------------------------

FDA LICENSES (Note 1)                               900,000               -

DONOR BASE AND RECORDS (Note 1)                     600,000               -

EXCESS OF COST OVER NET ASSETS ACQUIRED, less
  accumulated amortization of $66,492                     -         854,895

REORGANIZATION VALUE IN EXCESS OF AMOUNTS
  ALLOCATED TO IDENTIFIABLE ASSETS, less
  accumulated amortization of $2,374 (Note 1)       965,753               -

LAND AVAILABLE FOR SALE                              25,000          51,285

OTHER ASSETS                                         17,640          26,459
--------------------------------------------------------------------------------
                                                 $3,673,901      $1,763,416
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                                                         FS-4(a)


                                                 SERACARE, INC. AND SUBSIDIARIES

                                                     CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                   REORGANIZED     PREDECESSOR
                                                     COMPANY         COMPANY
                                                   FEBRUARY 29,    FEBRUARY 28,
                                                      1996             1995
--------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES NOT SUBJECT TO COMPROMISE
  Accounts payable                                $ 723,951       $ 599,185
  Accrued expenses                                  583,546         118,756
  Current portion of long-term debt
    (Notes 1 and 5)                                 328,571               -
--------------------------------------------------------------------------------

Total current liabilities not subject to
  compromise                                      1,636,068         717,941
--------------------------------------------------------------------------------

CURRENT LIABILITIES SUBJECT TO COMPROMISE (Note 1)
  Current portion of long-term debt                       -       1,386,236
  Unsecured notes payable                                 -         587,189
  Accounts payable and accrued expenses -
    pre-petition                                          -       1,907,646
--------------------------------------------------------------------------------

Total current liabilities subject to compromise           -       3,881,071
--------------------------------------------------------------------------------

OTHER LIABILITIES
  Long-term debt (Notes 1 and 5)                    821,429               -
--------------------------------------------------------------------------------

COMMITMENTS (Note 10)

STOCKHOLDERS' EQUITY (DEFICIT) (Notes 1, 6 and 7)
  Series A preferred stock                                -         334,394
  Common stock                                        2,115           5,731
  Additional paid-in capital                      1,210,671       2,583,349
  Retained earnings (deficit)                         3,618      (5,759,070)

--------------------------------------------------------------------------------

Total stockholders' equity (deficit)              1,216,404      (2,835,596)
--------------------------------------------------------------------------------

                                                 $3,673,901      $1,763,416
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES AND NOTES TO
                                              CONSOLIDATED FINANCIAL STATEMENTS.


                                                                         FS-4(b)


                                                 SERACARE, INC. AND SUBSIDIARIES

                                           CONSOLIDATED STATEMENTS OF OPERATIONS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                  REORGANIZED COMPANY     PREDECESSOR COMPANY
                                  -------------------  -------------------------
                                       FEBRUARY 6,      MARCH 1,
                                          1996           1995
                                        THROUGH         THROUGH      YEAR ENDED
                                       FEBRUARY 29,    FEBRUARY 5,  FEBRUARY 28,
                                         1996            1996           1995
--------------------------------------------------------------------------------
NET SALES                              $510,148       $6,159,376    $5,433,331

COST OF SALES                           446,253        5,397,095     4,833,823
--------------------------------------------------------------------------------
GROSS PROFIT                             63,895          762,281       599,508

GENERAL AND ADMINISTRATIVE EXPENSES      47,050          793,934       676,236
--------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                  16,845          (31,653)      (76,728)
INTEREST EXPENSE                         10,727                -             -
OTHER EXPENSE                                 -           30,408             -
--------------------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS BEFORE
REORGANIZATION ITEMS, DISCONTINUED
OPERATIONS AND EXTRAORDINARY ITEMS        6,118          (62,061)      (76,728)

REORGANIZATION ITEM - PROFESSIONAL
  FEES                                    2,500          491,877       163,981
--------------------------------------------------------------------------------
INCOME (LOSS) BEFORE DISCONTINUED
  OPERATIONS AND EXTRAORDINARY ITEMS      3,618         (553,938)     (240,709)

LOSS FROM DISCONTINUED OPERATIONS
  (Note 2)                                    -                -       130,255
--------------------------------------------------------------------------------
NET INCOME (LOSS) BEFORE EXTRAORDINARY
  ITEM                                    3,618         (553,938)     (370,964)

EXTRAORDINARY NET GAIN FROM DEBT
  DISCHARGE AND STEP-UP IN ASSETS
  FROM REORGANIZATION (NOTE 1)                -        3,389,534             -
--------------------------------------------------------------------------------
NET INCOME (LOSS)                        $3,618       $2,835,596    $ (370,964)
--------------------------------------------------------------------------------
EARNINGS PER SHARE BASED UPON
  2,115,500 SHARES OUTSTANDING
  AS OF FEBRUARY 29, 1996                  .000                -             -
--------------------------------------------------------------------------------

                                                SERACARE, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                                                         Common Stock
                                                                      ---------------------------------------------------
                                                 Preferred Stock                                          Class B
                                             -----------------------                           --------------------------
                                                Shares      Amount         Shares    Amount        Shares         Amount
-------------------------------------------------------------------------------------------------------------------------
BALANCE, March 1, 1994                          43,918    $ 334,394             -     $   -      $4,350,912       $5,731

Net Loss                                             -            -             -         -               -            -
-------------------------------------------------------------------------------------------------------------------------

BALANCE, February 28, 1995                      43,918      334,394             -         -       4,350,912        5,731

Net loss for period March 1, 1995 to
  February 5, 1996 before extinguishment)
  of stockholder's equity                            -            -             -         -               -            -

Extinguishment of stockholder's equity
  in connection with bankruptcy (Note 1)       (43,918)    (334,394)            -         -      (4,350,912)      (5,731)
-------------------------------------------------------------------------------------------------------------------------

BALANCE, February 5, 1996                            -            -             -         -               -            -

Common stock issued for:

Conversion of debt                                   -            -       115,275       115               -            -

Services                                             -            -       389,518       389               -            -

Private placement                                    -            -     1,610,707     1,611               -            -

Net income for period February 6, 1996
  to February 29, 1996                               -            -             -         -               -            -
-------------------------------------------------------------------------------------------------------------------------

BALANCE, February 29, 1996                           -    $       -     2,115,500    $2,115               -            -
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
                                               Additional    Retained
                                                Paid-In      Earnings
                                                Capital      (Deficit)         Total
----------------------------------------------------------------------------------------
BALANCE, March 1, 1994                         $2,583,349   $(5,388,106)   $(2,464,632)

Net Loss                                                       (370,964)      (370,964)
----------------------------------------------------------------------------------------

BALANCE, February 28, 1995                      2,583,349    (5,759,070)    (2,835,596)

Net loss for period March 1, 1995 to
  February 5, 1996 before extinguishment)
  of stockholder's equity                                      (553,938)      (553,938)

Extinguishment of stockholder's equity
  in connection with bankruptcy (Note 1)       (2,583,349)    6,313,008      3,389,534
----------------------------------------------------------------------------------------

BALANCE, February 5, 1996                               -             -              -

Common stock issued for:

Conversion of debt                                 77,789             -         77,904

Services                                          171,393             -        171,782

Private placement                                 961,489             -        963,100

Net income for period February 6, 1996
  to February 29, 1996                                  -         3,618          3,618
----------------------------------------------------------------------------------------

BALANCE, February 29, 1996                     $1,210,671        $3,618     $1,216,404
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

                    SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES AND NOTES TO
                                              CONSOLIDATED FINANCIAL STATEMENTS.

                                                 SERACARE, INC. AND SUBSIDIARIES

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH         REORGANIZED COMPANY    PREDECESSOR COMPANY
                                    ------------------- ------------------------
                                        FEBRUARY 6,     MARCH 1,
                                          1996           1995
                                         THROUGH        THROUGH      YEAR ENDED
                                       FEBRUARY 29,    FEBRUARY 5,  FEBRUARY 28,
                                           1996          1996          1995
--------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                       $3,618      $2,745,596     $(370,964)
  Adjustments to reconcile net income
    (loss) to cash provided by (used in)
    operating activities:
  Extraordinary gain from debt discharge
    and step-up in assets from
    reorganization
    (Note 1)                                   -      (3,389,534)            -
  Depreciation and amortization            3,236          77,058         5,554
  Write-down of land                           -          26,285             -
  (Increase) decrease in assets
    Accounts receivable                   98,081        (119,052)      123,673
    Inventories                           58,532          96,308      (255,471)
    Prepaid expenses and other current
       assets                              3,988          13,604        71,436
    Other assets                               -           8,819       (12,541)
  Increase (decrease) in liabilities
    Accounts payable                    (272,269)        299,856       535,343
    Accrued expenses                     (33,430)        538,824       (32,677)
--------------------------------------------------------------------------------

Net cash provided by (used in) operating
  activities                            (138,244)        297,764        64,353
--------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment     (2,096)        (19,565)      (48,159)
  Proceeds from sale of furniture
    and equipment                              -               -        88,735
--------------------------------------------------------------------------------

Net cash provided by (used in)
    investing activities                  (2,096)        (19,565)       40,576
--------------------------------------------------------------------------------

                                                 SERACARE, INC. AND SUBSIDIARIES

                                            CONSOLIDATED STATEMENTS OF CASH ROWS


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH          REORGANIZED COMPANY   PREDECESSOR COMPANY
                                     ------------------- -----------------------
                                         FEBRUARY 6,      MARCH 1,
                                           1996            1995
                                         THROUGH          THROUGH     YEAR ENDED
                                       FEBRUARY 29,     FEBRUARY 5, FEBRUARY 28,
                                           1996            1996        1995
--------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Decrease in long-term debt                   -        (625,000)    (121,664)
  Net proceeds from private placement          -         963,100            -
--------------------------------------------------------------------------------

Net cash provided by (used in)
  financing activities                         -         338,100     (121,664)
--------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                  (140,340)        616,299      (16,735)

CASH AND CASH EQUIVALENTS,
  beginning of period                    720,816         104,517      121,252
--------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS,
  end of period                         $580,476        $720,816    $ 104,517
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:

  Cash paid for:

    Interest                            $      -        $      -     $ 22,500

    Income taxes                        $      -        $      -     $      -
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                    SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES AND NOTES TO
                                              CONSOLIDATED FINANCIAL STATEMENTS.

                                                 SERACARE, INC. AND SUBSIDIARIES

                                                  SUMMARY OF ACCOUNTING POLICIES


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ORGANIZATION

SeraCare, Inc. (formerly American Blood Institute, Inc.) (the "Company"), a Delaware corporation, was formed on November 8, 1991. The business of the Company is currently carried out through its two wholly-owned subsidiaries AVRE, Inc., a Nevada corporation, and Binary Associates, Inc., a Colorado corporation.

BUSINESS OPERATIONS

The Company was initially engaged in the business of whole blood collection and distribution. After significant and accelerating losses, it changed the focus of the business from whole blood to plasma collection and distribution. On October 4, 1993, the Company acquired 100% of the outstanding common stock shares of AVRE, Inc. and Binary Associates, Inc., which owned and operated six plasma collection centers. On January 7, 1994, the Company and subsidiaries filed for protection under Chapter 11 of the Bankruptcy Code. The restructuring plan which was implemented encompassed the following actions: renegotiating all plasma sales contracts to Fractionators; developing marketing strategies including demographic studies and donor pricing analyses for each of its six plasma centers; reorganizing the management structure of the Company by moving the headquarters to Los Angeles, discontinuing regional manager positions and changing three of the six center managers; obtaining Quality Plasma Program ("QPP") certification from the American Blood Resources Association for all six centers; and establishing consistent strategies, policies and procedures in order to compete in the emerging QPP plasma industry. The restructuring of the six plasma operations is substantially complete. The Company emerged from Chapter 11 effective February 6, 1996. The six plasma centers currently operate under the tradename "SeraCare". The name "SeraCare" is registered with the United States Patent and Trademark Office.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its two wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

INVENTORIES

Inventories are stated at the lower of cost which is determined on a first-in, first-out basis, or market. Inventories consist of blood plasma collected from donors and medical supplies.

                                                 SERACARE, INC. AND SUBSIDIARIES

                                                  SUMMARY OF ACCOUNTING POLICIES



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation and amortization are computed primarily using the straight-line method over the estimated useful lives, which range from three to seven years.

INCOME TAXES

The Company utilizes FAS 109 "Accounting for Income Taxes" in accounting for income taxes. It requires an asset and liability approach for financial accounting and reporting of deferred income taxes. Generally, FAS 109 allows for recognition of deferred tax assets in the current period for the future benefit of net operating loss carryforwards and items for which expenses have been recognized for financial statement purposes but will be deductible in future periods. A valuation allowance is recognized, if on the weight of available evidence it is more likely than not that some portion or all of the deferred tax asset will not be realized.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

REORGANIZATION VALUE IN EXCESS OF AMOUNTS ALLOCABLE TO IDENTIFIABLE ASSETS

Under the principles of "fresh-start" reporting, the Company allocated total reorganization value among identifiable tangible and intangible assets on the basis of their estimated fair values. The remaining amount is classified as reorganization value in excess of amounts allocable to identifiable assets and is being amortized over twenty years.

FDA LICENSES

The reorganization value allocated to Food and Drug Administration ("FDA") licenses represents the estimated value of a valid FDA license necessary to operate a plasma donor center in the United States. An estimate value of $150,000 per center has been allocated to the six centers owned by the Company. The FDA license value is being amortized over forty years.

                                                 SERACARE, INC. AND SUBSIDIARIES

                                                  SUMMARY OF ACCOUNTING POLICIES



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

DONOR BASE AND RECORDS

The reorganization value allocated to donor base and records represents the estimated value to acquire a plasma center donor base and records. An estimated value of $100,000 per center has been allocated to the six centers owned by the Company. The donor base and records is being amortized over twenty years.

EXCESS OF COST OVER NET ASSETS ACQUIRED

Prior to February 6, 1996, the excess cost over net assets acquired represented the excess of amounts paid over the fair value of net assets acquired relating to the acquisitions of AVRE, Inc. and Binary Associates, Inc., and was being amortized over forty years. The unamortized balance was written off in connection with the Restructuring.

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF LONG-TERM DEBT

The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

                                                 SERACARE, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

1. REORGANIZATION AND BASIS OF REPORTING

During 1994 and 1995 the Company prepared and has completed a plan of reorganization (the "Plan") pursuant to Chapter 11 of the U.S. Bankruptcy Code. The Company filed the Plan with the U.S. Bankruptcy Court for the Central District of California (the "Bankruptcy Court") on January 24, 1996 ("the Petition Date"). The Plan was confirmed by the Bankruptcy Court and the Company emerged from bankruptcy on February 6, 1996 (the "Effective Date"). Pursuant to the provisions of the Plan, on the Effective Date:

     (i) The Company obtained $1.2 million in Debtor Notes financing which was fully subscribed on the Effective Date;

     (ii) Unsecured Class 1 unsecured creditors were entitled to full payment equal to the amount of the allowed claim;

     (iii) Secured Class 2 amount due CVD Financial was satisfied in the amount of $1,775,000 as follows: (a) a cash repayment of $625,000 on the Effective Date (b) the balance of $1,150,000, interest at 14% payable monthly, with principal payable quarterly at $82,142 over three and one-half years;

     (iv) Unsecured Class 3 allowed claims due Unsecured Creditors were settled as follows: (a) $.10 cash for each dollar claim up to a maximum of $200,000 in total, (b) a pro rata share of 10,000 shares of common stock of the Reorganized Company, and (c) 50% of any net affirmative preference payment recoveries received from debtors.

     (v) Unsecured Class 4 allowed claims due Unsecured Note Holders were settled through the issuance of 105,275 shares of common stock of the reorganized Company;

     (vi) Unsecured Class 5 and 6 allowed claims of the two wholly-owned subsidiaries received $.80 for each claim dollar;

     (vii) All preferred and common equity interests of the Company on the Effective Date were deemed cancelled, annulled and terminated, and any such holders of such interests received no distributions;

     (viii) The Company retained full interest in the two wholly-owned subsidiaries.

                                                 SERACARE, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

1. REORGANIZATION AND BASIS OF REPORTING (Continued)

The financial statements as of and for the period ended February 29, 1996 reflect the Company's emergence from Chapter 11 and were prepared according to the principles of fresh-start accounting contained in the provisions of American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). As a result of the implementation of "fresh-start" accounting, the Company's financial statements as of and for the period ended February 29, 1996 are not comparable to the Company's financial statements of prior periods. Therefore, financial statements for the "Reorganized Company" have been separately identified from those of the "Predecessor Company".

Reorganization value approximates fair value of the entity before considering liabilities and approximates the amount a buyer would pay for the assets of the Company after the reorganization.

The total reorganization value assigned to the Company's assets was based on the $1.2 million debtor note financing which was converted to common stock which represented 76.2% of the total common stock shares issued pursuant to the Company's Plan of Reorganization. These convertible debtor notes have been used as the basis for determining the net worth of the Company at the Effective Date. The excess of the reorganization value over the value of the identifiable assets is reported as "Reorganization Value in Excess of Amount Allocable to Identifiable Assets" and is being amortized over twenty years. Under the principles of "fresh-start" accounting, the Company's total assets were recorded at this assumed reorganization value, with the reorganization value allocated to identifiable tangible and intangible assets on the basis of their estimated fair value. In addition, the Company's accumulated deficit was eliminated.

                                                 SERACARE, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

1. REORGANIZATION AND BASIS OF REPORTING (Continued)

The effect of the Restructuring and the implementation of "fresh-start" accounting on the Company's balance sheet as of February 5, 1996 was as follows:


                                     PRE-FRESH
                                   START BALANCE                    FRESH-START
                                       SHEET      REORGANIZATION   BALANCE SHEET
                                     FEBRUARY 5,   OF FAIR VALUE     FEBRUARY 6,
                                       1996       ADJUSTMENTS(A)       1996
--------------------------------------------------------------------------------

Cash                                 $322,716        $398,100       $720,816

Accounts receivable, net              297,943               -        297,943

Inventories                           338,290               -        338,290

Prepaid expenses and other
  current assets                       37,560               -         37,560

Property, equipment and
  improvements, net                    70,606               -         70,606

FDA license agreements                      -         900,000        900,000

Donor base and records                      -         600,000        600,000

Excess of cost over net assets
  acquired, net of accumulated
  amortization                        788,403        (788,403)             -

Reorganization value in excess
  of amounts allocated to
  identifiable assets                       -         968,127        968,127

Land available for sale                25,000               -         25,000

Other assets                           17,640               -         17,640
--------------------------------------------------------------------------------

Total assets                       $1,898,158      $2,077,824     $3,975,982
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SERACARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

1. REORGANIZATION AND BASIS OF REPORTING (Continued)

                                         PRE-FRESH
                                       START BALANCE                   FRESH-START
                                           SHEET      REORGANIZATION  BALANCE SHEET
                                         FEBRUARY 5,  OF FAIR VALUE    FEBRUARY 6,
                                            1996      ADJUSTMENTS(A)      1996
-----------------------------------------------------------------------------------
Accounts payable and accrued
  expenses pre-petition                 $ 1,761,071   $(1,761,071)     $      -


Accounts payable                            996,220             -       996,220

Accrued expenses                            556,976        60,000       616,976

Short-term notes payable                    587,189      (587,189)            -

Long-term debt                            1,386,236      (236,236)    1,150,000

Series A preferred stock                    334,394      (334,394)            -

Common stock - Class A                        5,731        (3,616)        2,115

Paid-in capital                           2,583,349    (1,372,678)    1,210,671

Accumulated deficit                      (6,313,008)    6,313,008             -
-----------------------------------------------------------------------------------

Total liabilities and stockholders'
  equity (deficit)                      $ 1,898,158    $2,077,824    $3,975,982
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------

(A) To record the transactions applicable to the restructuring as outlined in the above footnote, eliminate the accumulated deficit balance and record the adjustments to state assets and liabilities at fair value in accordance with SOP 90-7.

                                                 SERACARE, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


2. DISCONTINUED OPERATIONS

In November, 1993 the Company's Board of Directors authorized a change in the focus of the business from whole blood to the plasma collection and distribution business. Subsequent to determining that the Company would discontinue the whole blood business the Company incurred various operating and other costs associated with the discontinuance of the whole blood business. Costs amounting to $130,255 have been recognized for the year ended February 28, 1995 as a result of the discontinued business line. These discontinued operation costs represent the amount in excess of the estimated cost to discontinue that line of business which was accrued at February 28, 1994.

3. INVENTORIES

Inventories at February 29, 1996 and February 28, 1995 consisted of the following:


                                           FEBRUARY 29,          FEBRUARY 28,
                                               1996                  1995
--------------------------------------------------------------------------------
Raw donated plasma                           $279,758              $322,515
Softgoods supplies                                -                 112,083
--------------------------------------------------------------------------------

                                             $279,758              $434,598
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Softgoods supplies represent non-perishable supplies and instruments. Effective January 1, 1996, the Company entered into new sales agreements with a customer whereby the customer provides the softgoods supplies and the cost of such supplies is factored into the unit sales prices as stated in the agreement.

                                                 SERACARE, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                          REORGANIZED          PREDECESSOR
                                            COMPANY              COMPANY
                                          FEBRUARY 29,         FEBRUARY 28,
                                             1996                  1995
--------------------------------------------------------------------------------

Furniture and equipment                    $ 44,797              $435,203
Leasehold improvements                       27,905                24,559
--------------------------------------------------------------------------------

                                             72,702               459,762

Less: accumulated depreciation and
  amortization                                  862               398,155
--------------------------------------------------------------------------------

Property and equipment, net                $ 71,840              $ 61,607
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

5. LONG-TERM DEBT

In connection with the Restructuring, the Company entered into a New Term Loan Agreement (the "New Loan Agreement") with CVD Financial on February 5, 1996. The Company's New Loan Agreement replaced a Comprehensive Loan Facility and Security Agreement dated October 1, 1993. At February 29, 1996 the Company's New Loan Agreement provides for an outstanding balance in the face amount of $1,150,000 under a Consolidated Note. The unpaid principal balance of the Consolidated Note will be paid in quarterly installments of $82,143 with the first principal payment being due May 1, 1996 and the final principal payment due at maturity on August 1, 1999. The Consolidated Note bears interest at 14% per annum.

The New Loan Agreement, which is secured by a pledge of substantially all assets of the Company, requires the Company to comply with various covenants. The carrying amount of the loan approximates its fair value.

                                                 SERACARE, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


5. LONG-TERM DEBT (Continued)

Future minimum payments to be made, as of February 29, 1996, under the aforementioned New Loan Agreement is as follows:

    FISCAL YEAR ENDED                                                   AMOUNT
--------------------------------------------------------------------------------

    February 28, 1997                                               $   328,571
    February 28, 1998                                                   328,571
    February 28, 1999                                                   328,571
    February 29, 2000                                                   164,287
--------------------------------------------------------------------------------

                                                                      1,150,000

    Less: Current portion                                              (328,571)
--------------------------------------------------------------------------------

                                                                     $  821,429
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

6. CAPITAL STOCK

As discussed in Note 1, all preferred and common stock equity interests issued prior to the Effective Date have been extinguished. The new authorized capital stock of the company consists of 25,000,000 shares of Common Stock, par value $.001 per share, and 25,000,000 shares of Preferred Stock, par value $.001 per share.

Under the terms of a Private Placement Memorandum ("PPM") dated December 14, 1995, and as a result of the success of that offering, the Company received net proceeds of $963,100 through the issuance of Convertible Debtor Notes. As of February 29, 1996 the net proceeds had been received by the Company and 100% of the Debtor Notes had been converted to shares of common stock totalling 1,610,708 outstanding shares. Additionally, the Company issued 200,023 shares of common stock as finders fees and compensation for services provided by various parties in connection with the PPM.

Unsecured Note Holders were issued 105,275 common stock shares as discussed in
Note 1. The Company is also obligated to issue 10,000 common stock shares to other Unsecured Creditors as discussed in Note 1.

                                                 SERACARE, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


6. CAPITAL STOCK (Continued)

Current and previous management were issued 189,495 shares of common stock as of the Effective Date of the Restructuring.

All common stock share certificates issued as a result of the aforementioned transactions were formally issued in certificate form subsequent to February 29, 1996 (with the exception of the 10,000 common stock shares not yet issued to Unsecured Creditors). The financial statements have been prepared on the basis that all such shares are deemed issued on the Effective Date of the Restructuring as a result of the extinguishment of all previously issued equity interests. The total issued common stock shares is deemed to be 2,115,500 as of February 29, 1996.

7. STOCK OPTIONS

The Company has entered into various employment and consulting agreements with officers and directors of the company. As part of the agreements the officers and directors were granted stock options as follows:

    The president and chief executive officer of the Company was granted the option to purchase 100,000 shares of common stock of the Company for the price of $1.00 per share, which was not below fair market value at that date. These options become fully vested upon execution of the agreement in February, 1996 and remain in effect until January, 2001.

    Additionally the president and chief executive officer was granted the following options, which, in addition to the vesting period (exercisable for a period of five years from the vesting date), vest only if the Company achieves certain projected operating results as defined in the agreement:

         (1) Option to purchase 56,147 shares of common stock of the Company at a mean price between $.74 and the weighted average, as defined in the agreement. The options vest one-third each year over a three year period beginning in January, 1997.

         (2) Option to purchase 50,000 shares of common stock of the Company for the price of $1.00 per share. These options become fully vested in January, 1997.

         (3) Option to purchase 50,000 shares of common stock of the Company for the price of $2.00 per share. These options become fully vested in January, 1998.

         (4) Option to purchase 50,000 shares of common stock of the Company for the price of $3.00 per share. These options become fully vested in January, 1999.

                                                 SERACARE, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


7. STOCK OPTIONS (Continued)

    The Vice President of Finance and Vice President of Operations were granted options to purchase 42,110 and 28,073 shares of common stock of the Company, respectively. The option purchase price is a mean price between $.74 and the weighted average, as defined in the agreement. The options vest one-third each year over a three year period beginning in January, 1997 and vest only if the Company achieves certain projected operating results as defined in the agreement.

    In March, 1996 two directors were also granted options to purchase shares of common stock of the Company. One received options to purchase 30,000 shares and the other received options to purchase 15,000 shares for the price of $1.50 per share. These options became fully vested at the granting date.

8.  LEASES

The Company is currently leasing its corporate office under a noncancelable lease agreement. The corporate office lease agreement, which expires in April, 1999, replaced a previous corporate office lease which was replaced in May, 1996 as a result of the Company negotiating the terms of the current lease.

The Company is also obligated under various lease agreements for six donor centers operated by the two wholly-owned subsidiaries. One donor center lease is a month to month agreement. The remaining five leases expire at various dates ranging from April, 1996 to December, 2002.

Future minimum rental obligations under the aforementioned lease agreements are as follows:

    FEBRUARY 28,                                                     AMOUNT
--------------------------------------------------------------------------------

     1997                                                           $197,114
     1998                                                            192,636
     1999                                                            183,576
     2000                                                            101,292
     2001                                                             61,582
     Thereafter                                                       42,210
--------------------------------------------------------------------------------
                                                                    $778,410
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Rent expense amounted to $14,735, $159,890 and $166,467 for the periods ended February 29, 1996, February 5, 1996 and February 28, 1995.

                                                 SERACARE, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

9. INCOME TAXES

At February 29, 1996 the Company had a deferred tax asset in the amount of $2,065,000 resulting primarily from net operating loss carryforwards. Due to management's inability to conclude that it is more likely than not that the deferred tax asset will be realized, a valuation allowance has been recorded for the full amount.

At February 29, 1996, the Company estimates that approximately $5,900,000 of Federal net operating loss carryforwards are available to potentially offset future taxable income. These carryforwards will expire in various years beginning in 2006 through 2011. As a result of the change in ownership provisions of section 382 of the IRC, Federal tax rules will impose limitations on the Company's ability to utilize its net operating loss carryforwards. Such limitation will reduce the amount of these carryforwards that will be available to offset future taxable income each year, starting with the year of Restructuring. The dollar amount of these limitations is indeterminable at this time.

If the Company's net operating loss carryforwards and other fresh start deferred tax asset balances become realizable, the tax benefits will reduce "Reorganization Value in Excess of Amount Allocable to Identifiable Assets". The existing valuation allowance, if realized, would reduce this reorganization value.

10. COMMITMENTS

The Company has entered into various employment and consulting agreements with current and previous officers and directors of the Company. The following further describes terms and obligations provided by the agreements entered into by the Company with such officers and directors:

     The Company is obligated to the president and chief executive officer to pay an annual base salary of $75,000 for a three year period beginning in February, 1996.

     The Company is obligated to the vice president of finance to pay an annual salary of $125,000 for a three year period beginning in February, 1996. The salary is subject to quarterly adjustments with an annual increase of up to $10,000 in the event the Company achieves quarterly pre-tax earnings in excess of $100,000.

                                                SERACARE, INC. AND SUBSIDIARIES

                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


10. COMMITMENTS (Continued)

     The Company is obligated to the vice president of operations to pay an annual salary of $90,000 for a three year period beginning in February, 1996. The salary is subject to quarterly adjustments with an annual increase of up to $10,000 in the event the Company achieves quarterly pre-tax earnings in excess of $100,000.

     The employment agreements also provide for a management bonus which will allocate on the basis of salaries, 10% of pre-tax earnings to management personnel in the event the Company achieves certain minimum annual pre-tax earnings, as defined in the agreements.

     The Company is obligated to a director of the Company to pay an annual consulting fee of $50,000 for a three year period beginning April, 1996.

The Company has entered into a termination agreement with the previous president and chief executive officer. Under the terms of the agreement the Company is obligated to pay the terminated officer $16,666 in two monthly installments of $8,333 in February and March of 1996 and is obligated to pay $50,000 in twelve installments of $4,167 beginning in February, 1996. This termination agreement effectively cancels any previous employment agreements entered into between the Company and the terminated officer.

11. CONCENTRATION OF CREDIT RISK, SIGNIFICANT CUSTOMERS AND SALES COMMITMENTS

The Company sells its only product, plasma, on credit primarily to fractionators in the health care industry. The plasma provides specialty antibody products that are used as the active ingredients in pharmaceutical products.

Plasma collection, storage, labeling and distribution activities are subject to strict regulation and licensing by the U.S. Food and Drug Administration ("FDA"). The Company's facilities are subject to periodic inspection by the FDA. Failure to comply or correct deficiencies with applicable laws or regulations could subject the Company to enforcement action, including product seizures, recalls, center or facility closure, license revocations and civil and criminal penalties, any one or more could have a material adverse effect on the Company's business.

                                                 SERACARE, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

11. CONCENTRATION OF CREDIT RISK, SIGNIFICANT CUSTOMERS AND SALES COMMITMENTS (Continued)

Laws and regulations with similar substantive and enforcement provisions are also in effect in many of the states and municipalities where the Company does business. Any change in existing federal, state or municipal laws or regulations, or in the interpretation or enforcement thereof, or the promulgation of any additional laws or regulations could have an adverse effect on the Company's business.

The Company is required to obtain from each donor an informed consent regarding the donation procedure. Failure of the Company to obtain an adequate consent could have a material adverse effect on the Company.

Three customers accounted for 100% of the net sales for the periods ended February 28, 1995, February 5, 1996 and February 29, 1996.

The Company is currently obligated to one significant customer under the terms of six agreements relating to the current six donor centers whereby the Company has committed to sell substantially all of the plasma collected from those centers at various unit prices as specified in those agreements. The agreements expire at various dates through December 31, 1997 and may be terminated if the donor centers fail to comply with various FDA, QPP and customer initiated procedures.

12. SUBSEQUENT EVENTS

The Company has completed and issued a private placement memorandum dated June 1, 1996. The Company is offering $1,500,000 of security interests through the offering of 1,000,000 shares of common stock along with warrants redeemable for 500,000 shares of common stock at a purchase price of $2.75 per share. The offering period will begin June 30, 1996 and extend through August 31, 1996. The outcome of this offering is not determinable at this time.

The Company has issued letters of intent to purchase three plasma collection centers.

Part F/S (b)

                                                                        PAGE
                                                                       NUMBER

     SERACARE, INC. AND SUBSIDIARIES
     CONSOLIDATED FINANCIAL STATEMENTS
     FOR THE SIX MONTHS ENDED AUGUST 31, 1996
     (UNAUDITED)

     Consolidated Statement of Operations -                             IS-2
       For the Six Months Ended August 31, 1996

     Consolidated Balance Sheet -                                       IS-3
       as of August 31, 1996

     Consolidated Statement of Cash Flow -                              IS-4
       For the Six Months Ended August 31, 1996

     Footnotes to Consolidated Financial Statements                     IS-5

                                   SERACARE, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                     FOR THE SIX MONTHS ENDED AUGUST 31, 1996

                                    (Unaudited)

                                  SeraCare, Inc.
                         Consolidated Statement of Income
                         For the six months ended 8-31-96
                                (In whole dollars)


                                                           Amount
                                                         ----------
Revenue                                                  $2,778,295
Direct Costs and Expenses:
  Donor fees                                              1,422,163
  Salaries and related                                      789,478
  Testing and softgoods                                     190,455
  Rent                                                       94,310
  Other direct costs                                        (41,365)
                                                         ----------
    Total Direct Costs and Expenses                      $2,455,041
                                                         ----------
Gross Profit From Operations                                323,254

Indirect Administrative Expenses                            292,276
Interest Expense                                             91,144
Amortization of Intangibles                                  45,731
Other (Income) and Expenses                                (126,722)
                                                         ----------
Net Profit Before Taxes on Income                        $   20,825
Taxes on Income                                                   0
                                                         ----------
Net Income (loss)                                        $   20,825
                                                         ----------
                                                         ----------
Earnings Per Share based upon 2,115,500
shares outstanding                                           $0.010
                                                         ----------
                                                         ----------


Prepared without audit.

SeraCare, Inc.
Consolidated Balance Sheet
As of August 31, 1996
(In whole dollars)

                                                              8-31-96                 2-29-96
                                                             ----------              ----------
Cash                                                         $   36,231              $  580,476
Accounts Receivable                                             157,958                 199,862
Inventory                                                       639,641                 279,758
Prepaid Expenses                                                 48,163                  33,572
                                                             ----------              ----------
  Total Current Assets                                       $  881,993              $1,093,668
                                                             ----------              ----------

Property & Equipment- Net                                       358,031                  71,840
FDA Licenses                                                  1,196,875                 900,000
Donor Base and Records                                          795,834                 600,000
Fresh Start Goodwill                                            952,910                 965,753
Cost in Excess of Book Value Acquired                           647,420                       0
Land Available for Sale                                          25,000                  25,000
Other Assets                                                    124,016                  17,640
                                                             ----------              ----------
  Total Assets                                               $4,982,079              $3,673,901
                                                             ----------              ----------
                                                             ----------              ----------

Accounts Payable                                             $  766,881              $  723,951
Accrued Liabilities                                             326,093                 583,546
Customer Prepayments on inventory                               304,118                       0
Current Portion of long-term debt                               421,028                 328,571
Notes Payable                                                   550,000                       0
                                                             ----------              ----------
  Total Current Liabilities                                  $2,368,120              $1,636,068
                                                             ----------              ----------

Long-term Debt                                               $  857,285              $  821,429

Preferred Stock                                                 519,444                       0
Common Stock                                                      2,115                   2,115
Paid-in Capital                                               1,210,671               1,210,671
Retained Earnings                                                24,444                   3,618
                                                             ----------              ----------
  Total Liabilities & Capital                                $4,982,079              $3,673,901
                                                             ----------              ----------
                                                             ----------              ----------

Prepared without audit.

SeraCare, Inc.
Funds Flow Statement
For the Six Months Ended 8-31-96
(In whole dollars)

                                                    Amount
                                                 -----------
Net income after taxes                           $    20,825
Add: Amortization                                     45,731
     Depreciation                                     16,651
                                                 -----------
Cash Flow From Operations                        $    83,207
                                                 -----------
Decr (Incr) in assets:
  Accounts Receivable                            $    41,904
  Inventory                                         (331,085)
  Prepaid expenses                                   (14,531)
  Other assets                                      (106,376)

Incr (Decr) in liabilities:
  Accounts payable                                    23,471
  Accrued liabilities                               (266,847)
  Prepayments on Inventory                           304,118
                                                 -----------
Net Cash Flow used in Operating Activities       $  (266,139)

Cash flow from investing activities:
  Fixed assets acquired                          $  (288,378)
  Cost in excess of book value of
   assets acquired                                  (407,901)
  Other Intangibles                                 (250,000)
  Cash acquired in Non-cash acquisition
   (Note 5)                                           19,860
                                                 -----------
  Net Cash Flow used in investing activities     $  (926,419)
                                                 -----------

Cash flow from financing activities:
  Payments on redemption of preferred stock      $   (30,000)
  Note payable - Officers and Directors              550,000
  Increase in current portion of
   Long term Debt                                     92,457
  Increase in Long Term Debt                          35,856
                                                 -----------
  Net Cash Flow from financing activities        $   648,313
                                                 -----------

Net decrease in cash                             $  (544,245)
Beginning cash balance                               580,476
                                                 -----------
Ending Cash Balance                              $    36,231
                                                 -----------
                                                 -----------


Prepared without audit.

                            SERACARE, INC.
             FOOTNOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE SIX MONTHS ENDED AUGUST 31, 1996

1. IN THE OPINION OF MANAGEMENT, THE CONSOLIDATED STATEMENTS OF INCOME, FUNDS FLOW STATEMENT AND BALANCE SHEET PRESENTED HEREIN INCLUDE ALL ADJUSTMENTS NECESSARY FOR A FAIR STATEMENT OF THE RESULTS FOR THE INTERIM PERIOD. ALL SUCH ADJUSTMENTS ARE OF A NORMAL AND RECURRING
    TYPE EXCEPT FOR THE RECORDING OF THE ACQUISITION OF BHM LABS, INC.
    ON JULY 7, 1996 AND THE ACQUISITION OF THE ASSETS OF SILVER STATE PLASMA PRODUCTS ON JULY 2, 1996. THE RESULTS OF OPERATIONS FOR THE
    SIX MONTHS ENDED AUGUST 31, 1996, ARE NOT NECESSARILY INDICATIVE OF THE RESULTS TO BE EXPECTED FOR THE YEAR ENDING FEBRUARY 28, 1997.

2.  ACQUISITIONS:

    SILVER STATE PLASMA CENTER -- On July 2, 1996, the Company acquired the operating assets and licenses of Silver State Plasma Center in Las Vegas, Nevada from Silver State Plasma Products, Inc. for $500,000 in cash and a $300,000 three year promissory note with interest at eight percent.

    BHM LABS, INC. -- On July 7, 1996 the Company acquired BHM Labs, Inc., which owns and operates a plasma collection center in Ft. Smith, Arkansas in exchange 3,600 shares of the Company's Series A Preferred Stock in a non-cash transaction.

    CLEARFIELD, UTAH AND RALEIGH, NORTH CAROLINA PLASMA CENTERS -- On September 3, 1996, the Company acquired from Mr. Brad Rabe all rights and interests attributable to both the Clearfield Center and the Raleigh Center. As Base Consideration to Mr. Rabe, the Company agreed to deliver 175,000 shares of Common Stock of the Company within fifteen days of the date when both the Raleigh and Clearfield locations have processed their first donors. The 175,000 shares of Common Stock may be increased or decreased depending on certain performance based criteria. In addition to the Base Consideration, the Company and Mr. Rabe agreed on certain operational performance criteria which will serve as the basis for the Additional Consideration of a maximum of 125,000 shares of common stock of the Company if all performance criteria for the centers are met.

3. PRIVATE PLACEMENT. (a) Effective September 4, 1996, an aggregate of 565,000 shares of the Company's Common Stock and an aggregate of 282,500 Series A Warrants (Represents right to purchase one share of the Company's Common Stock at an exercise price of $2.75) were issued in exchange for $847,500 in cash and (b) Effective October 23, 1996, an aggregate of 285,000 shares of the Company's Common Stock and an aggregate of 142,500 Series A Warrants were issued in exchange for $427,500 in cash. Such securities were issued pursuant to a Private Placement Memorandum dated June 1, 1996, which offered Units consisting of five thousand shares of the Company's Common Stock and two thousand, five hundred Series A Warrants for each minimum investment of $7,500.00. Such Units were offered to "accredited investors" as that term is defined in the 1933 Act and Rules 215 and 501(a) promulgated thereunder. These shares are "restricted shares" as that term is defined in Rule 144 under the 1933 Act.

4.  LOANS:

    CVD FINANCIAL CORPORATION. Effective February 5, 1996 and in conjunction with the Plan of Reorganization approved by the Bankruptcy Court, SeraCare agreed to an Amended and Restated Loan Agreement with CVD Financial Corporation. This loan is secured by all the assets of SeraCare, Inc. and its two wholly-owned subsidiaries, AVRE, Inc. and Binary Associates, Inc. The principal amount of the loan on the effective date was $1,150,000 with interest at fourteen percent (14%) per annum payable monthly and principal payable quarterly. The first installment of interest was due May 1, 1996 and the final installment is due August 1, 1999. Of the amounts due under this loan, $328,572 are due within one year and $657,142 is long term.

    BRIDGE LOANS. In order to close the acquisition of the Silver State Plasma Center in Las Vegas, Nevada on July 2, 1996, the Board of Directors unanimously approved $550,000 in bridge loans. The Bridge Loans are secured by all assets of SeraCare's consolidated operations which are not pledged to CVD Financial and by a second position behind CVD Financial on those assets which secure the CVD Financial loan. The terms of the bridge loans included interest at twelve percent and 150,000 three year warrants, each warrant to purchase one share of the Company's common stock at $1.00. Of the total amount of the bridge loans, $450,000 was advanced by Mr. Barry Plost, the Company's President and Chief Executive Officer, and the remaining $100,000 was advanced by Mr. Samuel Anderson, a member of the Company's Board of Directors. Of the amounts advanced, $127,500 was converted to equity by Mr. Plost and $100,000 was converted to equity by Mr. Anderson on September 4, 1996 as part of their acquisition of units of Common Stock and Series A warrants to purchase common stock in the private placement dated June 1, 1996. Mr. Anderson also invested an additional $5,000 as part of the private placement. The balance of the amounts due Mr. Barry Plost are committed to be repaid from the proceeds of the private placement.

    SILVER STATE PLASMA PRODUCTS, INC. On July 2, 1996, the Company acquired the operating assets and licenses of Silver State Plasma Center in Las Vegas, Nevada from Silver State Plasma Products, Inc. for $500,000 in cash and a $300,000 promissory note. Such note is secured by the Silver State Plasma Center assets acquired, is a three year promissory note, interest accrues at eight percent and fully amortized payments are due monthly. Of this amount, $92,456 is due within twelve months and $200,143 is long term.

5.  SUPPLEMENTAL DISCLOSURES ON NON-CASH INVESTING AND FINANCING ACTIVITIES.

    BHM LABS, INC. -- On July 8, 1996 the Company acquired BHM Labs, Inc., which owns and operates a plasma collection center in Ft. Smith, Arkansas in exchange 3,600 shares of the Company's Series A Preferred Stock in a non-cash transaction. In conjunction with such acquisition, the net book value of assets acquired totaled $34,884. See Exhibit 6.12 attached hereto for a complete description of the transaction.

                                 PART III

Item. I Exhibits

INDEX OF DOCUMENTS FILED AS PART OF THIS REGISTRATION:

Exhibit
Number      Description of Document
-------     -----------------------
2.1     Restated Articles of Incorporation filed on February 6, 1996.

2.2 By-laws of American Blood Institute, Inc (now known as SeraCare, Inc.) dated June 10, 1992.

3.1     Certificate of Designation of Series A Preferred Stock filed on July 10,
        1996.

6.1 Employment Agreement dated February 5, 1996 between the Company and Barry D. Plost

6.2 Employment Agreement dated November 14, 1995 between the Company and Jerry L. Burdick

6.3 Employment Agreement dated November 14, 1995 between the Company and Brian Olson

6.4     Employment Agreement dated September 3, 1996 between the Company and
        Brad Rabe

6.5 Consulting Agreement dated July 2, 1996 between the Company and Samuel Anderson

6.6     Bridge Note Agreement dated July 2, 1996 between the Company and Barry
        D. Plost


6.7 Bridge Note Agreement dated July 17, 1996 between the Company and Barry D. Plost

6.8 Bridge Note Agreement dated July 2, 1996 between the Company and Samuel Anderson.

6.9 Asset Purchase Agreement dated September 3, 1996 between the Company and Brad Rabe

6.10 Asset Exchange Agreement dated July 2, 1996 between the Company and Silver State Plasma Products, Inc.

6.10(a) Note payable dated July  2, 1996 between the Company and Silver
        State Plasma Products, Inc.

6.11 Amended and Restated Loan Agreement between the Company and CVD Financial Corporation.

6.11(a) Note payable dated February 6, 1996 between the Company and  CVD
        Financial Corporation

6.12 Contract for Exchange of Corporate Stock date July 9, 1996 between the Company and Mr. Burt H. McGhee

6.13    Series A Warrant Agreement dated September 4, 1996.

6.14    Series A Warrant Agreement dated October 23, 1996.

6.15    Registration Rights Agreement dated September 4, 1996.

6.16    Registration Rights Agreement dated October 23, 1996.

6.17    Dealer Warrant Agreement dated September 4, 1996.

6.18    Dealer Registration Rights dated Agreement September 4, 1996.

6.19 Motion for Order Confirming Third Amended Joint Plan of Reorganization of American Blood Institute, Inc., AVRE, Inc. and Binary Associates, Inc. dated January 24, 1996.

6.19(a) Order Confirming Third Amended Joint Plan of Reorganization of
        American Blood Institute, Inc., AVRE, Inc. and Binary Associates, Inc. dated and filed January 24, 1996.

10.1    Subsidiaries of Registrant

                                    SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             SERACARE, INC.
                                             --------------
                                              (Registrant)




Date:  November 19, 1996            By:   /s/
                                          -------------------------------------
                                          Barry D. Plost
                                          President and Chief Executive Officer